Exhibit (d)(iii)

INTERIM INVESTORS’ AGREEMENT

INTERIM INVESTORS’ AGREEMENT (this “Agreement”), dated as of October 15, 2023, by and among Condor Holdings LLC, a Delaware limited liability company (“Parent”), Condor Merger Sub Inc., a Delaware corporation (“Merger Sub”), Searchlight Capital III, L.P. and Searchlight Capital III PV, L.P. (each, an “SCP Investor” and collectively, “SCP”) and British Columbia Investment Management Corporation, a corporation incorporated pursuant to the Public Sector Pension Plans Act (British Columbia) (“BCI”). Each of SCP and BCI shall be referred to herein as an “Investor” and, collectively, as the “Investors”. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Searchlight III CVL, L.P. (“Holdco”) is the sole member of Parent, and Merger Sub is a direct wholly owned Subsidiary of Parent;

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Consolidated Communications Holdings, Inc., a Delaware corporation (the “Company”), Merger Sub will merge with and into the Company with the Company surviving the Merger as a wholly owned subsidiary of Holdco;

WHEREAS, each Investor has, on the date hereof, executed an equity commitment letter in the form attached hereto as Exhibit A-1 (the “SCP Equity Commitment Letter”) or Exhibit A-2 (the “BCI Equity Commitment Letter” and, together with the SCP Equity Commitment Letter, the “Equity Commitment Letters”), as applicable, in which each such Investor has committed, subject to the terms and conditions set forth therein, to purchase, or to cause one or more of its permitted assignees to purchase, directly or indirectly, equity interests in Parent at the Closing up to the applicable aggregate amount set forth therein;

WHEREAS, each Investor has, on the date hereof, executed a limited guaranty in the form attached hereto as Exhibit B-1 or Exhibit B-2 (collectively, the “Limited Guaranties”), as applicable, in which each such Investor has committed, subject to the terms and conditions set forth therein, to guarantee to the Company certain payment obligations of Parent and Merger Sub to the Company under the Merger Agreement up to the applicable aggregate amount as set forth therein; and

WHEREAS, the Investors wish to agree upon certain terms and conditions that will govern the actions and the relationship among the Investors, Holdco, Parent and Merger Sub with respect to the Transactions, the Merger Agreement, the Equity Commitment Letters and the Limited Guarantees (each, a “Transaction Agreement” and the transactions contemplated thereby, collectively, the “Transactions”), and the transactions contemplated hereby and thereby or to be undertaken in connection therewith.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.	EFFECTIVENESS; DEFINITIONS.

1.1           Effectiveness. This Agreement shall become effective on the date hereof and shall terminate upon the earlier of, (i) except with respect to Section 2.2 (Failing Investors), Section 2.3 (Substitution), the last sentence of Section 2.5 (Pre-Closing Structuring; Holdco Governance Agreements), Section 2.7.1 (Expenses), and Section 3 (Miscellaneous), the Closing, and (ii) except with respect to Sections 2.1.1 (SCP Determinations), 2.2 (Failing Investors), 2.3 (Substitution), 2.6.2 (Expense Reimbursement), 2.7.2 (Expenses), 2.11 (Contribution With Respect to Limited Guaranties), and 3 (Miscellaneous) (other than Section 3.14), the termination of the Merger Agreement; provided that any liability for failure to comply with the terms of this Agreement prior to the termination of this Agreement shall survive such termination.

1.2           Definitions.

1.2.1        “Affiliate” means, (a) with respect to any Person, an “affiliate” of such Person within the meaning of Rule 405 promulgated under the United States Securities Act of 1933, as amended, and (b) with respect to BCI, shall also include its clients and their Affiliates for which BCI acts as an agent for investment; provided that the Company and its subsidiaries shall not be deemed Affiliates of any party hereto.

1.2.2        “Commitment” means, with respect to any SCP Investor, the applicable Investor Commitment in respect of such SCP Investor (as defined in the SCP Equity Commitment Letter, disregarding for this purpose the potential reduction in the Aggregate Commitment contemplated thereby) and, with respect BCI, the Aggregate Commitment (as defined in the BCI Equity Commitment Letter, disregarding for this purpose the potential reduction in the Aggregate Commitment contemplated thereby).

1.2.3        “Commitment Percentage” means, with respect to each Investor, the percentage equal to such Investor’s Commitment divided by the sum of the total Commitment of all Investors, as such percentage may be modified from time to time in accordance with the terms of this Agreement.

1.2.4        “Transfer” means any sale, transfer, conveyance, assignment, pledge, encumbrance, hypothecation or other disposition. A sale, transfer, conveyance, assignment, pledge, encumbrance, hypothecation or other disposition of (a) a controlling interest in any Investor, in each case directly or through the sale, transfer, conveyance, assignment, pledge, encumbrance, hypothecation or other disposition of a controlling interest, whether through a stock sale or otherwise, in any ultimate or intermediate parent entity of such Investor, and (b) any interest in Holdco held by an Investor shall, in each case, constitute a “Transfer” by Holdco of any of its equity or other interest of Parent or Merger Sub for purposes of this Agreement.

2.	AGREEMENTS AMONG THE PARTIES.

2.1           Pre-Closing Decisions.

2.1.1        SCP Determinations. Subject to Section 2.1.2, all decisions to be made by any of Parent or Merger Sub in connection with the Merger Agreement and any related agreements, the Transaction Agreements and the Transactions prior to the Closing including any amendments or waivers under the Merger Agreement and any determination as to whether the conditions to closing under the Merger Agreement are satisfied shall be determined by SCP in good faith; provided that, without the consent of BCI, (v) the Merger Agreement shall not be amended (i) in a manner that is materially and disproportionately adverse to BCI relative to SCP, (ii) to increase, or change the form of, the Merger Consideration payable thereunder, (iii) to increase, or change the form of, the maximum amount of damages, or any other fees or expenses payable in any material amounts, in each case, payable by Parent and Merger Sub thereunder, or (iv) to modify any limitations on liability of Parent or Merger Sub or otherwise impose additional liability on any Affiliates of Parent or Merger Sub or the Guarantors or Affiliates thereof (including any increase or modification to the obligations of the Guarantors under the Equity Commitment Letters and Limited Guaranties), (w) no amendment shall be made to Section 5.5 of the Merger Agreement, (x) no amendment or waiver shall be made with respect to any closing conditions under the Merger Agreement, (y) in the event any new debt financing is required to consummate the Transactions, no agreement may be entered into with respect thereto, and (z) there shall be no settlement by Parent or Merger Sub of any litigation, arbitration or similar proceeding arising in connection with the Transactions if (1) BCI (or any of its Affiliates) is named in the litigation or proceeding, unless BCI (and such Affiliates) (i) receives a full and unconditional release from all claims in such litigation or proceeding, and (ii) is not required to contribute financially to any such settlement (except as required to fund its portion of any damages pursuant to its Limited Guaranty) or (2) any such settlement involves any admission of wrongdoing by any Investor, Parent, Merger Sub, or any of their respective Affiliates (each of the actions listed in this proviso being an “Adverse Change”). BCI shall be required to fund concurrently with (A) SCP, pursuant to the terms of the Equity Commitment Letters and (B) the consummation of the Transactions. Without limiting the foregoing or Section 2.1.2 hereof, SCP shall (i) use reasonable efforts to keep each Investor informed regarding all material discussions and negotiations engaged in by Parent and Merger Sub with respect to the Transaction Agreements, (ii) promptly deliver to each Investor any notices delivered to Parent and Merger Sub pursuant to the Transaction Agreements and (iii) consult with BCI (A) in connection with negotiating or entering into, or causing Parent or Merger Sub to negotiate or enter into, any agreements with any current or prospective members of management of the Company with respect to the terms of such management’s employment, compensation and equity incentives at Closing and following the Closing, (B) in connection with any amendment or waiver of any covenant or agreement in the Merger Agreement, (C) in connection with any action or decision by Parent pursuant to Section 5.5(e) of the Merger Agreement, (D) prior to terminating the Merger Agreement and (E) in connection with any litigation arising in connection with the Transactions (including the initiation, direction, control or settlement thereof); provided, that if BCI is a Failing Investor (as defined below) and there is a Non-Funding Event (as defined below) such that BCI would be responsible for 100% of any damages award, settlement payment, expense reimbursement or other payment or expense or loss as set forth under Section 2.2 below, BCI shall have the right to initiate, direct, control and settle any litigation arising in connection with such Non-Funding Event, subject to consultation with SCP in connection therewith.

2.1.2        Request for Consent for an Adverse Change. In the event that Parent and Merger Sub desire to make an Adverse Change, they shall provide prior written notice thereof to BCI. BCI shall have 5 Business Days’ following receipt thereof to inform Parent and Merger Sub in writing if they consent to such Adverse Change; provided, that if BCI does not object to such Adverse Change in writing in such 5 Business Day period, BCI shall be deemed to have not consented to such Adverse Change.

2.2           Failing Investors. If either Investor fails to fund its Commitment when required under the applicable Equity Commitment Letter or asserts in writing its unwillingness to do so, and as a result of such actions taken (or failed to be taken) by such Investors (such Investors, the “Failing Investors” and the Investors who are not Failing Investors, the “Non-Failing Investors”) all or any portion of any damages award or settlement payment, expense reimbursement or other payment is required by Parent, Merger Sub, any other Investor or any of their respective Affiliates (including as a result of any obligation by Parent, Merger Sub or any Investor to make such a payment under the Merger Agreement or pursuant to any Limited Guaranty) (such payments, collectively, the “Reverse Termination Payments”), the Reverse Termination Payment (along with any other losses and any other reasonable and documented expenses (excluding, for the avoidance of doubt, any success or contingency fees) incurred by Parent, Merger Sub, the other Investors or any of their respective Affiliates) shall be paid 100% by such Failing Investors on a pro rata basis. For the avoidance of doubt, if SCP determines, in good faith and following reasonable consultation with BCI, that the closing conditions under the Merger Agreement have not been satisfied or that Parent and Merger Sub will not consummate the transactions contemplated by the Merger Agreement, the Investors shall remain fully responsible under their respective Equity Commitment Letters and Limited Guaranties in accordance with the terms thereof.

2.3           Substitution. Notwithstanding anything to the contrary in this Agreement, if (a) BCI is a Failing Investor, (b) SCP determines to waive any unsatisfied closing conditions under Sections 6.1 and 6.3 of the Merger Agreement and proceed with the consummation of the Transactions but BCI is not willing to waive such closing conditions or (c) the Investors do not jointly determine, each acting in good faith, that the closing conditions under Sections 6.1 and 6.3 of the Merger Agreement have been satisfied, then SCP shall have the right to replace BCI as an Investor hereunder and terminate its participation in the Equity Financing (after which BCI shall no longer have any of the benefits pursuant to this Agreement) by arranging to fund BCI’s Commitment itself and/or through one or more of its Affiliates or other investors (a “Substitution”), whereupon (i) this Agreement will terminate with no further force or effect (except with respect to this Section 2.3 (Substitution), Section 3 (Miscellaneous) (other than Section 3.14) and, if clause (a) applies, Section 2.2 (Failing Investor)); provided that any liability for failure to comply with the terms of this Agreement prior to the termination of this Agreement shall survive such termination, and (ii) BCI shall, in the case of the foregoing clauses (b) and (c) (but not if clause (a) applies), receive a full and unconditional release of its obligations under this Agreement and its Equity Commitment Letter and Limited Guaranty (other than, in each case, liability arising from its failure to comply with this Agreement prior to the date of such release but for the avoidance of doubt, BCI shall not be a Failing Investor in such circumstances). For the avoidance of doubt, in the event of a Substitution, BCI shall be responsible for its separate fees and expenses incurred in connection with the Transactions.

2.4           Equity Commitments.

2.4.1        Each Investor undertakes (in favor of the other Investors) to comply with its and their respective obligations under their respective Equity Commitment Letters and, for the avoidance of doubt without limiting the Company’s third-party beneficiary rights thereunder, that Parent shall have no right to enforce any of the Equity Commitment Letters, and shall not attempt to do so, except in accordance with their respective terms and conditions, and ratably among the Investors.

2.4.2        The commitments made by the Investors and, to the extent assigned to an Affiliate in compliance with the relevant Equity Commitment Letter and this Agreement, their Affiliates pursuant to the Equity Commitment Letters shall be used by Parent to fund the amounts due at the Closing pursuant to Section 2.2 of the Merger Agreement or to pay for any costs, fees or expenses arising from the Transactions, and for no other purpose. Other than in connection with the establishment of a management incentive plan in accordance with the LLCA, all limited liability company interests or other equity securities of Holdco issued in connection with the Closing shall be issued only to the Investors (or their respective Affiliates, as designated by such Investors in compliance with this Agreement and their respective Equity Commitment Letters) pro rata (for the avoidance of doubt, other than such interests issued in respect of the limited partnership interests of Holdco in connection with the conversion thereof from a limited partnership to a limited liability company in accordance with the Steps Plan (as defined below)) in accordance with each Investor’s Commitment (as such commitment amount may be adjusted from time to time as additional persons become Investors hereunder and in compliance with the applicable Equity Commitment Letter).

2.4.3        In the event any of the Investors or any of their Affiliates fund any monies directly or indirectly to Parent prior to the Closing (a “Pre-Closing Funding”), the other Investors acknowledge and agree that the Pre-Closing Funding shall be used by Parent solely to fund the amounts due at Closing pursuant to Section 2.2 of the Merger Agreement and, if the Closing does not occur within five (5) Business Days after the date of such Pre-Closing Funding, the Investors agree to cause Parent to promptly return all such amounts to the relevant Investor or as such Investor directs.

2.4.4        If Parent determines that it does not require all of the Commitments in order to satisfy its obligations in full under the Merger Agreement and to consummate the Transactions or otherwise, then Parent may reduce the aggregate amount of Commitments funded at the Closing to such extent, with any such reduction to be applied to each Investor on a pro rata basis, and each Investor hereby agrees to such reduction. For the avoidance of doubt, the pro rata reduction of each Investor shall be based on such Investor’s Commitment prior to any syndication as contemplated by this Agreement. The parties hereto agree that they shall not amend their respective Equity Commitment Letters or Limited Guaranties unless such amendment applies to all of the Investors on a non-discriminatory basis.

2.5           Pre-Closing Structuring; Holdco Governance Agreements. Prior to Closing, the Investors will take actions to implement the closing transaction structure in accordance with the steps plan prepared by PricewaterhouseCoopers LLP dated as of October 12, 2023 and attached in substantially the form hereto as Exhibit C (with such changes as the Investors, acting reasonably, may agree (it being agreed and understood that each Investor shall consider in good faith any changes proposed by another Investor) (the “Steps Plan”). Unless otherwise agreed by the Investors, prior to the Closing, the Investors will not permit Parent, Merger Sub or Holdco or any of their respective subsidiaries (including any entities in the structure between Holdco and Parent) to conduct any business or activities that are inconsistent with the Steps Plan or (except for activities of Holdco relating to its existing investment in the Company) unrelated to the Transaction. Holdco will be governed by a customary limited liability company agreement to be entered into by the Investors (in the case of SCP, directly or indirectly through SCP-controlled vehicles, and in the case of BCI, directly or indirectly through BCI-controlled vehicles) at or prior to the Closing (the “LLCA”) in connection with the conversion of Holdco from a Delaware limited partnership to a Delaware limited liability company, which conversion shall occur at least one day prior to the Effective Time. The LLCA shall not contain any terms that would be inconsistent with, or conflict with, any of the terms set forth in the term sheet attached hereto as Exhibit D. SCP and BCI shall to use reasonable efforts to agree on the terms of and execute the LLCA at or prior to the Closing. If, for any reason, the LLCA is not agreed and executed at or prior to Closing, SCP and BCI shall to use reasonable efforts to agree the LLCA as soon as reasonably practicable after the Closing and during such period after Closing, the terms of Exhibit D (including without limitation the “Capital Contribution” section) shall be binding on the Investors and shall form the legal basis of their ongoing relationship as equity holders of Holdco.

2.6           Expense Reimbursement.

2.6.1        The Investors agree to negotiate in good faith and enter into a transaction fee arrangement with Holdco, Parent, Merger Sub, the Company and/or any of their respective subsidiaries (if applicable) on the terms set forth on Exhibit E hereto. No other transaction, success or similar fee shall be paid or payable by Holdco, Parent, Merger Sub or the Company and/or any of their respective subsidiaries (if applicable) to an Investor or its Affiliates without the prior written consent of the other Investors.

2.6.2        Each Investor agrees that any expense reimbursement to be paid by the Company to the Investors and/or Parent and Merger Sub under the Merger Agreement, and any other damages, costs, fees and expenses to be paid to the Investors, and/or Parent and Merger Sub under or with respect to the Merger Agreement or the transactions contemplated thereby (collectively, the “Company Payments”), shall (a) first be used to pay the damages, costs, fees and expenses of the persons to whom Transaction Expenses are owed in their capacity as such on a pro rata basis with respect to the Transaction Expenses incurred and (b) thereafter be paid to the Investors in proportion to their respective Commitment Percentages at the time of the event that triggered payment of any of the Company Payments. If requested by an Investor, the other Investors will reasonably cooperate to structure the receipt of any such Company Payments or the Transaction Fee by the requesting Investor in a tax-efficient manner (including, but not limited to, by assigning such Investor’s share of the Transaction Fee to an Affiliate of such Investor).

2.7           Expenses.

2.7.1        In the event the Transactions are consummated, the Company, Holdco and/or Parent shall bear and pay all reasonable and documented fees and expenses in connection with the transactions contemplated by the Merger Agreement and any out-of-pocket expenses incurred by the Investors (including the costs of their third party advisors) in connection with the other Transactions (the “Transaction Expenses”).

2.7.2        In the event that the Transactions are not consummated, after the application pursuant to Section 2.6 (Expense Reimbursement) of any Company Payments, each Investor shall bear and pay, on a several and not joint basis, its pro rata share (based on its respective Commitment Percentage) of any Transaction Expenses incurred following the execution of the Merger Agreement.

2.8           [RESERVED]

2.9           Regulatory Matters; Efforts. Each Investor shall use its reasonable best efforts to supply and provide all information (which information shall be true, accurate and complete in all material respects) required in connection with any filings or notifications made to or with any Governmental Entity in connection with the Transactions, the Transaction Agreements and the transactions contemplated thereby and shall use its reasonable best efforts to make such filings and take such other actions as are required and are within such party’s possession and control to cause Parent and Merger Sub to comply with Section 5.5 of the Merger Agreement. Each Investor shall use its reasonable best efforts to respond in a prompt manner to any reasonable requests from any Governmental Entity (including by providing information requested by Parent, Merger Sub, or the Company in order to respond to such requests made by a Governmental Entity to Parent, Merger Sub, or the Company) in connection with or in response to any such filings or notifications. Notwithstanding anything to the contrary in this Section 2.9, (a) any disclosure of such information shall be done in a manner consistent with applicable law, (b) any Investor may, as it deems advisable or necessary after consultation with its legal advisor, reasonably designate any competitively sensitive information as for “outside counsel only,” (c) materials provided to an Investor or its counsel may be redacted to remove references concerning the valuation for the Transactions and (d) no Investor shall be obligated to provide to any other Investor any sensitive personal identifying information submitted or to be submitted to any Governmental Entity. SCP shall keep BCI informed of any communication (whether written or oral) with any such Governmental Entity regarding the Transactions and shall provide BCI with draft copies in advance (or, in the case of oral communications, advise BCI of the intended contents) of any such communication regarding the Transactions to any such Governmental Entity (excluding any filing made under the HSR Act, other Antitrust Laws, the Communications Laws or the DPA), provided, in the case of any such communication in response to a request from the applicable Governmental Entity, SCP shall use reasonable efforts to so inform BCI in advance thereof and if it is unable to do so shall inform BCI promptly thereafter, provided, further, that this sentence shall only apply to communications that are material to the process of obtaining the requisite approval of such Governmental Entity in connection with the Transactions or that involve information relating to BCI. SCP shall keep BCI reasonably informed as to the status of the pursuit of the relevant approval from such Governmental Entity (it being agreed that SCP shall not be required to provide any information that is subject to confidentiality restrictions or is referred to in the preceding sentence). BCI will not have any communication relating to the Transactions with any Governmental Entity whose approval is required in connection with the Transactions without the prior written consent of SCP, such consent not to be unreasonably withheld; provided, that BCI may respond to a request from the applicable Governmental Entity so long as BCI first informs SCP of such request and any proposed communication (whether written or oral) in response thereto, provides SCP with draft copies in advance (or, in the case of oral communications, advises SCP of the intended contents) of any such communication, consults with SCP prior to engaging in any such communication, and provides SCP with a reasonable opportunity to participate in any discussions with such Governmental Entity (and if SCP does not participate, informs SCP of any communications with such Governmental Entity in connection therewith), and any such communication is limited to information relating to BCI. Notwithstanding anything to the contrary herein, nothing herein shall require an Investor or any of its Affiliates (other than Parent and Merger Sub) to take any action, including for the avoidance of doubt, any divestiture, litigation or similar actions or limitations, in connection with obtaining any Governmental Entity clearance required for the consummation of the Transactions other than providing the information and making filings pursuant to this Section 2.9 and responding to any reasonable requests for information from Parent, Merger Sub or the Company that may be required in connection with any filings with any Governmental Entity.

2.10         Press Release; Communications. Any press release or other public announcement or communication relating to this Agreement or the Transactions shall be made only at such times and in such manner as may be agreed upon in writing by Investors; provided, that the Investors shall be entitled to issue such press releases and to make such public statements as are required by applicable Law, in which case, to the extent permitted by applicable Law, the other Investors shall be advised in advance thereof and the parties shall use their commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued. If such press release or other public announcement is required by law by an Investor and contains any reference to any other Investor’ or such other Investor’s Affiliates, such first Investor shall (unless prohibited by law) provide the other Investors with advance notice of such press release or other public communication and give such other party a reasonable opportunity to comment thereon prior to its release.

2.11         Contribution With Respect to Limited Guaranties. Subject to Section 2.2, each Investor agrees to contribute to the amount paid or payable by the other Investors in respect of the Limited Guaranties so that each Investor will have paid an amount equal to its Commitment Percentage of the aggregate amount paid under all of the Limited Guaranties, it being understood that no Investor shall be obligated to pay an amount pursuant to its own Limited Guaranty and this Section 2.11 that, in the aggregate, exceeds the applicable maximum amount it is obligated to pay pursuant to its own Limited Guaranty unless such Investor is a Failing Investor (in which case such Failing Investor shall be subject to the additional liabilities and subject to the terms and limitations set forth herein). For the avoidance of doubt, subject to Section 2.2, no Investor shall be liable for any amounts under this Agreement and the Limited Guaranty in excess of its applicable Maximum Aggregate Amount or Maximum Guarantor Amount (each as defined in the applicable Limited Guaranty, and for the avoidance of doubt, including all amounts paid on behalf of Parent and Merger Sub to the Company in accordance with the terms of the Merger Agreement and whether or not any amounts are actually payable under the applicable Limited Guaranty).

2.12         Restrictions on Transfer. For so long as this Agreement shall be in force or remain in effect, no Investor shall (a) permit Holdco to Transfer any of its equity or other interest of Parent or Merger Sub to any person or permit Parent, Merger Sub or Holdco or any of their respective subsidiaries (including any entities in the structure between Holdco and Parent) to issue any equity interests to any person, in each case, other than in accordance with this Agreement or, in the case of Merger Sub, to the Company in accordance with the Merger Agreement or, in the case of Holdco, in accordance with its limited partnership agreement or (b) Transfer any of its Commitment, except in the case of clause (b), to such Investor’s Affiliates to the extent permitted by the Equity Commitment Letters; provided, that such assigning Investor shall remain obligated to perform its obligations hereunder to the extent not performed by such assignee; provided, further that SCP shall be entitled to syndicate a portion of its equity to limited partners in co-investment funds managed and controlled by SCP or its Affiliates so long as at least 17.647% of the Commitment funded by the SCP Investors at Closing is funded by funds provided by Searchlight Capital III, L.P. and Searchlight Capital III PV, L.P., or any alternative investment vehicles formed by Searchlight Capital Partners III GP, L.P.

2.13         Representations, Warranties and Covenants of Each Investor. Each Investor hereby represents and warrants, severally and not jointly, as of the date hereof and as of the Closing Date, that:

2.13.1      (i) As of the date hereof, such Investor has, and at the Closing will have, sufficient cash, available lines of credit or other sources of immediately available funds to fulfill its Commitment, (ii) the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate or other organizational action by such Investor and (if such Investor is an entity) do not contravene any provision of such Investor’s charter, partnership agreement, operating agreement or similar organizational documents or any Law or contractual restriction binding on such Investor or its assets, and this Agreement has been duly executed and delivered by such Investor, (iii) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Agreement by such Investor (other than those contemplated by the Merger Agreement with respect to the Transactions contemplated thereby) have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Agreement, and (iv) this Agreement constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights generally, or by general principles of equity).

2.13.2      Such Investor has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of acquiring equity interests in Parent and Merger Sub, including the risk that such Investor could lose the entire value of such equity interests, and has so evaluated the merits and risks of such purchase. Such Investor has been given access to the kind of information and the documents concerning Parent and Merger Sub and the Company, and to ask questions of, and to receive answers from, Parent regarding the Company and its subsidiaries (in each case, to the extent Parent possesses such information). Such Investor has received all information which it believes to be necessary in order to reach an informed decision as to the advisability of acquiring equity interests in Parent and Merger Sub and has had answered to such Investor’s reasonable satisfaction any and all questions regarding such information. Such Investor has made such independent investigation of Parent and Merger Sub, the Company, each of their management, and related matters as such Investor deems to be necessary or advisable in connection with the acquisition of equity interests in Parent and Merger Sub, and is able to bear the economic and financial risk of acquiring equity interests in Parent and Merger Sub (including the risk that such Investor could lose the entire value of such equity interests). Such Investor did not make a decision to acquire equity interests in Parent and Merger Sub as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, any seminar or meeting, or any general solicitation of a subscription of equity interests in Parent and Merger Sub by a person not previously known to such Investor. Such Investor acknowledges that none of Parent and Merger Sub nor any of their Affiliates has rendered or will render any securities valuation advice or other advice to such Investor, and such Investor is not agreeing to purchase equity interests in Parent and Merger Sub in reliance upon, or with the expectation of, any such advice.

2.13.3      Each Investor specifically understands and agrees that no Investor has made or will make any representation or warranty with respect to the terms, value or any other aspect of the transactions contemplated hereby, and each Investor explicitly disclaims any warranty, express or implied, with respect to such matters. In addition, each Investor specifically acknowledges, represents and warrants that it is not relying on any other Investor (a) for its due diligence concerning, or evaluation of, Parent, Merger Sub, the Company or their respective assets or businesses, (b) for its decision with respect to making any investment contemplated hereby or (c) with respect to tax and other economic considerations involved in such investment.

2.14          Closing Date Notification. Parent will use its reasonable efforts to provide each Investor with at least ten (10) Business Days prior notice of the Closing Date.

3.	MISCELLANEOUS.

3.1           Amendment. This Agreement may be amended or modified, and the provisions hereof waived, only by an agreement in writing signed by SCP and BCI. Notwithstanding anything to the contrary herein, any admittance of any additional investor in accordance with the terms of this Agreement and any other agreements between the applicable parties shall not require the consent of any party hereto.

3.2           Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

3.3           Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by email, in each case to the intended recipient as set forth below:

if to Parent:

c/o Searchlight Capital Partners, L.P.

745 5th Avenue, 27th Floor

New York, NY 10151

Attention:	Nadir Nurmohamed

              Timothy Austin

Email:	nnurmohamed@searchlightcap.com

      taustin@searchlightcap.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:	Steven A. Cohen

      Victor Goldfeld

Email:	SACohen@wlrk.com

      VGoldfeld@wlrk.com

if to any Investor, to the applicable notice address set forth in such Investor’s Equity Commitment Letter.

3.4           Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

3.4.1         This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware.

3.4.2        Each party irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any suit, action or other Proceeding, any state or federal court within the State of Delaware), for the purposes of any suit, action or other Proceeding related to or arising out of this Agreement or the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or Proceeding has been brought in an inconvenient forum. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 3.3 (Notices) shall be effective service of process for any such suit, action or Proceeding.

3.4.3        EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY SUIT, ACTION OR OTHER PROCEEDING RELATED TO OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS.

3.5           Specific Performance. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in an appropriate court of competent jurisdiction as set forth in Section 3.4 (Governing Law; Jurisdiction; Venue; Waiver of Jury Trial), this being in addition to any other remedy to which any party is entitled at Law or in equity. The right to specific enforcement shall include the right of a party hereto to cause the other parties hereto to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions set forth in this Agreement and to cause each Investor’s Commitment to be funded on the terms and subject to the conditions set forth in such Investor’s Equity Commitment Letter. The parties hereto further agree (a) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, and (b) not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, or to assert that a remedy of monetary damages would provide an adequate remedy; provided that nothing contained in this clause (b) shall prohibit a party from opposing a grant of specific performance or other equitable relief on the basis that the party is not in breach of this Agreement or that such remedy is not permitted pursuant to the terms of this Agreement. The parties acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, the parties hereto would not have entered into this Agreement.

3.6           No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any Transaction Agreement, each party hereto unconditionally and irrevocably covenants, agrees and acknowledges that no Person other than the Investors shall have any obligation or liability hereunder (on the terms and subject to the conditions set forth herein), and that notwithstanding that each Investor is a partnership, limited partnership or limited liability company (i) no right or remedy, recourse or recovery (whether at law or equity or in tort, contract or otherwise) hereunder, under this Agreement or any Transaction Agreement or in connection with the transactions contemplated hereby or thereby (or the termination or abandonment thereof) or otherwise, or in respect of any written or oral representations made or alleged to be made in connection herewith or therewith, shall be had against any former, current or future direct or indirect equity holder, controlling person, general or limited partner, officer, director, employee, investment professional, manager, stockholder, client, member, agent, Affiliate, assignee, financing source or Representative of any of the foregoing or any of their respective successors or assigns (other than Parent under the Merger Agreement and subject to the terms and conditions set forth therein) (any such Person, a “Related Party”) of any Investor or any Related Party of any Related Party (including, without limitation, any liabilities or obligations arising under, or in connection with, this Agreement, any Transaction Agreement or the transactions contemplated hereby or thereby (or the termination or abandonment thereof) or otherwise, or in respect of any written or oral representations made or alleged to be made in connection herewith or therewith, or in respect of any claim (whether at law or equity or in tort, contract or otherwise), whether, in each case, by or through piercing of the corporate, limited liability company or limited partnership veil or similar action, by or through a claim by or on behalf of any Investor against any Related Party of an Investor or any Related Party of such Related Party, whether by the enforcement of any judgment or assessment or by any legal or equitable proceedings, or by virtue of any statute, regulation or other applicable Law or otherwise, and (ii) it is expressly agreed and acknowledged that no personal liability or obligation whatsoever shall attach to, be imposed on, or otherwise be incurred by any Related Party of any Investor or any Related Party of such Related Party for any liabilities or obligations of the Investors under this Agreement, any Transaction Agreement or in connection with the transactions contemplated hereby or thereby (or the termination or abandonment thereof) or otherwise, in respect of any written or oral representation made or alleged to have been made in connection herewith or therewith or for any claim (whether at law or equity or in tort, contract or otherwise) based on, in respect of, in connection with, or by reason of such obligations or their creation, and each party hereto hereby irrevocably and unconditionally waives and irrevocably and unconditionally releases all claims (whether arising under equity, contract, tort or otherwise) against such Persons for any such liability or obligation. For the avoidance of doubt, no Investor nor any of its Related Parties shall be Related Parties of any other Investor.

3.7           Confidentiality. Each party hereto shall keep strictly confidential this Agreement and all information obtained by it with respect to the other parties hereto in connection with this Agreement, and will use such information solely in connection with the transactions contemplated hereby and the Transactions. Notwithstanding the foregoing, any party hereto and its Representatives (as defined below) may disclose this Agreement and its terms and conditions (a) to any of such party’s Affiliates and its and their respective Affiliates’ controlling persons, existing or prospective general or limited partners, officers, directors, employees, investment professionals, managers, equity holders, investors, stockholders, members, agents, assignees, clients, financing sources or other representatives of any of the foregoing (all of the foregoing, collectively, “Representatives”), (b) to an Investor or any of its Affiliates or any of their respective Representatives or (c) if required by applicable Law or by any court order or by a recognized stock exchange, governmental department or agency or other Governmental Entity, or in connection with court or other proceedings to enforce the terms and conditions of this Agreement solely to the extent provided in this Agreement and on the terms and subject to the conditions hereof. Except as set forth herein, this Agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of each of the Investors. Notwithstanding anything herein to the contrary, each of the Investors shall be permitted to communicate directly with, and provide ordinary course information to, its or its Affiliates’ respective Representatives concerning the Transactions or the Transaction Agreements on a confidential basis.

3.8           Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

3.9           Assignment. Except as set forth in Section 2.12 (Restrictions on Transfer), no party hereto may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto except to such party’s Affiliates; provided that no such assignment shall relieve the assigning party of any of its obligations hereunder.

3.10         Third Parties. No Person who is not a party to this Agreement shall have any rights to enforce this Agreement; provided that the parties hereto expressly intend that each Investor’s respective Affiliates and Related Parties, respectively, shall be regarded as, and shall be entitled to rely upon its status as, an intended third party beneficiary of Section 2.2 (Failing Investors) and Section 3.6 (No Recourse), respectively.

3.11         No Partnership or Agency. The Investors, Parent and Merger Sub acknowledge and agree that (a) nothing in the Agreement shall constitute a partnership between the parties hereto or any of them or constitute any such person as agent of any other for any purpose whatever and none shall have authority or power to bind the others or to contract in the name of or create liability against the others in any way or for any purpose save as expressly authorized in writing from time to time, (b) this Agreement is not intended to, and does not create any agency, partnership, fiduciary or joint venture relationship between any party and neither this Agreement nor any other document or agreement entered into by any party relating to the subject matter hereof will be construed to suggest otherwise, and (c) the obligations of each Investor under this letter agreement are solely contractual in nature.

3.12         Interpretation. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The section headings of this Agreement are included for reference purposes only and shall not affect the construction or interpretation of any of the provisions of this Agreement. In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by Parent, Merger Sub and the Investors, and no presumption or burden of proof shall arise, or rule of strict construction applied, favoring or disfavoring Parent, Merger Sub and/or any Investor by virtue of the authorship of any of the provisions of this Agreement.

3.13         Counterparts. This Agreement may be executed in counterparts, all of which, when taken together, shall constitute one and the same agreement.

3.14         Compliance. BCI confirms that its investment in Holdco as contemplated in this Agreement (including Exhibit D) as of the date hereof complies with the 30% Rule (as defined below) applicable to BCI. Notwithstanding the foregoing, SCP and BCI shall use their respective reasonable efforts to take, and shall use their rights as equityholders to cause Holdco, Parent and Merger Sub, as applicable, to take any action or step reasonably requested by BCI to ensure the direct or indirect investment in, and continued direct or indirect ownership by, BCI or its Affiliates (including any entity managed or advised by BCI or their Affiliates) of the equity securities of Holdco, Parent, Merger Sub, and the Company complies with the 30% Rule (as defined below), including as is reasonably necessary to ensure continued compliance in connection with the exercise of any pre-emptive rights, options or obligations to acquire or convert equity securities; provided, however, that in no event will SCP be required to take (or omit to take), or use efforts to cause Holdco, Parent or Merger Sub to take (or omit to take), any action or step that would, or would reasonably be expected to, have an adverse impact on it, any of its Affiliates, any of its or their respective investors or direct or indirect equity holders, Holdco, Parent, Merger Sub, the Company or any of their respective subsidiaries; provided, further, that SCP shall work in good faith with BCI to find an alternative solution that does not have such an adverse impact, and in the event such alternative solution solely has an adverse economic impact (but no other adverse impacts), SCP agrees to take such reasonable actions or steps so long as BCI agrees to reimburse SCP and its Affiliates in full for such adverse economic impact (including reasonable and documented out-of-pocket costs and expenses, including professional fees, relating thereto). For the purposes hereof, “30% Rule” means those certain provisions under the Pension Benefits Standards Act (British Columbia) that prohibit certain of BCI’s clients from investing the monies of a pension plan in securities of a corporation (or equivalent entity) to which are attached more than 30% of the votes to elect directors (or equivalent persons) of a corporation (or equivalent entity).

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Condor Holdings llc
By: Searchlight III CVL L.P., its sole member
By: Searchlight III CVL GP, LLC, its general partner

By:	/s/ Andrew Frey
	Name:	Andrew Frey
	Title:	Authorized Person

Condor merger sub inc.

By:	/s/ Andrew Frey
	Name:	Andrew Frey
	Title:	Authorized Person

[Signature Page to Interim Investors’ Agreement]

Searchlight Capital III, L.P.
By: Searchlight Capital Partners III GP, L.P., its general partner
By: Searchlight Capital Partners III GP, LLC, its general partner

By:	/s/ Andrew Frey
	Name:	Andrew Frey
	Title:	Authorized Person

Searchlight Capital III PV, L.P.
By: Searchlight Capital Partners III GP, L.P., its general partner
By: Searchlight Capital Partners III GP, LLC, its general partner

By:	/s/ Andrew Frey
	Name:	Andrew Frey
	Title:	Authorized Person

[Signature Page to Interim Investors’ Agreement]

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Mark Johnston
	Name:	Mark Johnston
	Title:	Managing Director, Private Equity

[Signature Page to Interim Investors’ Agreement]